HORIZON BANCORP, INC.

515 Franklin Street

Michigan City, Indiana 46360

Telephone (219) 879-0211

October 23, 2025

EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4

Ladies and Gentlemen:

Transmitted with this letter is a Registration Statement on Form S-4 on behalf of Horizon Bancorp, Inc. (the “Issuer”) in connection with the Issuer’s exchange offer as described in the registration statement. In connection with the exchange offer, the Issuer makes the following representations:

●	The Issuer has not entered into any arrangement or understanding with any person who will receive exchange securities in the exchange offer to distribute those securities following completion of the exchange offer. The Issuer is not aware of any person that will participate in the exchange offer with a view to distribute the exchange securities.

●	The Issuer will disclose to each person participating in the exchange offer that if such participant acquires the exchange securities for the purpose of distributing them, such person:

o	cannot rely on the staff’s interpretive position expressed in the Exxon Capital line of no-action letters, and

o	must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in order to resell exchange securities, and be identified as an underwriter in the prospectus.

●	The Issuer will include in the transmittal letter an acknowledgement to be executed by each person participating in the exchange offer that such participant does not intend to engage in a distribution of the exchange securities. In addition, the Issuer will include in the transmittal letter an acknowledgement for each person that is a broker-dealer exchanging securities it acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of exchange securities received pursuant to the exchange offer.

If the Commission has any comments or requires any further information, please contact me by phone at (219) 873-2639 or by e-mail at tetzler@horizonbank.com.

Very truly yours,

/s/ Todd A. Etzler

Todd A. Etzler
EVP, Chief Legal and Risk Officer and Corporate Secretary